Exhibit 99.2

Intellipharmaceutics International Inc.

March 19, 2014

To:	Shareholders of Intellipharmaceutics International Inc. (the “Company”)

Re:	Annual and Special Meeting of the Shareholders of the Company to be held on March 27, 2014 (the “Meeting”)

A management proxy circular and a form of proxy (the “Original Proxy”) were recently distributed for matters to be voted on at the Meeting.

In the third item of business to be voted on by Shareholders at the Meeting, the alternative in the Original Proxy to voting “For” the matter was provided as “Withhold from Voting” rather than “Against” the matter.

This notice is to confirm that all votes cast as “Withhold from Voting” in the Original Proxy will be counted as being voted “Against” that third item of business.

An amended form of proxy (the “Amended Proxy”), that makes the vote on the third matter of business as specifically being “For” or “Against” that matter, has been sent to registered Shareholders.

If registered Shareholders are content with their Original Proxy that has been submitted by them and do not wish to change their vote as indicated in their Original Proxy, there is no need for them to do anything.

If registered Shareholders have not submitted their Original Proxy and would like to vote at the Meeting, they are invited to complete and deliver the Amended Proxy to the Company’s transfer agent by the proxy deadline specified in the Amended Proxy.

If registered Shareholders would like to change the votes they have exercised by the delivery they have made of their Original Proxy, they may complete and deliver the Amended Proxy to the Company’s transfer agent by the deadline specified in the Amended Proxy.

Intellipharmaceutics International Inc.